Back 2012-09-17, 15:29:45, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2144378		
Security designation	Common Shares		
Opening balance of securities held	20000		
Date of transaction	2012-09-17		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	18000		
Unit price or exercise price	4.9300	Currency	Canadian Dollar
Closing balance of securities held	38000	Insider's calculated balance	
Filing date/time	2012-09-17 15:28:41		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2144379		
Security designation	Common Shares		
Opening balance of securities held	38000		
Date of transaction	2012-09-17		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	18000		
Unit price or exercise price	11.4600	Currency	Canadian Dollar
Closing balance of securities held	20000	Insider's calculated balance	
Filing date/time	2012-09-17 15:29:42		

General remarks *(if necessary to describe the transaction)*	
Private remarks to securities regulatory authorities	

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2144376		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	163200		
Date of transaction	2012-09-17		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	18000		
Equivalent number or value of underlying securities disposed of	18000		
Unit price or exercise price	4.9300	Currency	Canadian Dollar
Conversion or Exercise price	4.9300	Currency	Canadian Dollar
Date of expiry or maturity	2013-05-11		
Closing balance of securities or contracts held	145200	Insider's calculated balance	
Filing date/time	2012-09-17 15:27:23		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			